DXI Energy Reports Q3 2015 Results
Records Positive Cash Flow from Operations with 68% Increase in Production

VANCOUVER, BRITISH COLUMBIA, November 5, 2015 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and nine month periods ended September 30, 2015. All share and per share amounts reflect the one-for-five share consolidation that occurred on October 30, 2015.

Q3 2015 Key Financial and Operating Highlights:

1.

Extended the $6.5 million bridge financing from a Director and Officer ($4.5 million) and a company associated with the Director and Officer ($2.0 million) in their current form until December 31, 2015;

2.	Increased oil and natural gas production by 68% to 643 BOE/d from 382 BOE/d for the comparative period ended September 30, 2014;

3.	Reduced G&A expenses per BOE by 66% to $7.25 per BOE from $21.57 per BOE for the comparative period ended September 30, 2014; and

4.

Commenced production testing of seven drilled and cased Williams Fork wells and a single deep vertical Mancos/ Niobrara well at the Kokopelli Project in the Piceance Basin, Colorado. The tests extended into Q4 2015 and resulted in the deep 13600’ Mancos/ Niobrara discovery selectively flowing at over 8 mmcf/d (~1300 BOE/d) and the seven Williams Fork wells collectively flowing over 6 mmcf/d plus liquids with at least 60% of completion fluids yet to be recovered. Testing is ongoing and daily flow rates vary in accordance to line pressures and injected water recovery. IP rates to be applied for YE evaluations are expected to be reported during late Q4 2015. DXI Energy maintains a 25% WI in the Project.

CORPORATE SUMMARY – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

OPERATIONS	Three months ended September 30,			Nine months ended September 30,
	2015	2014	Change	2015	2014	Change
Production
Oil and natural gas liquids (bbls/d)	385	210	83%	320	189	69%
Natural gas (mcf/d)	1,546	1,036	49%	1,425	1,841	-23%
Combined (BOE/d)	643	382	68%	558	496	12%

Realized sales prices (1)
Oil and natural gas liquids ($/bbl)	52.63	96.07	-45%	55.91	92.52	-40%
Natural gas ($/mcf)	2.28	4.28	-47%	2.38	5.71	-58%

Operating expenses (2)
Oil operations ($/bbl)	11.74	27.93	-58%	14.89	26.48	-44%
Natural gas operations ($/mcf)	2.47	3.55	-30%	3.15	3.77	-16%

Operating netback (3)
Oil operations ($/bbl)	30.14	51.94	-42%	30.24	50.27	-40%
Natural gas operations ($/BOE)	-1.57	2.71	-158%	-5.00	5.94	-184%

General and administrative expenses ($/BOE)	7.25	21.57	-66%	10.71	17.54	-39%

Notes:
(1)	Decrease reflected lower benchmark oil and natural gas prices in Canada and the rest of the world.
(2)

Decrease resulted from the allocation of fixed operating costs over a higher oil production volume. This was offset by the costs associated with the reactivation of one of the gas wells at Drake/Woodrush and higher contractual pipeline transportation costs associated with a new contract signed on November 1, 2014.

(3)	Decline due to the reduction in oil and natural gas prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended September 30,			Nine months ended September 30,
	2015	2014	Change	2015	2014	Change

Revenue	2,189	2,257	-3%	5,811	7,639	-24%
Royalties	389	339	15%	966	1,292	-25%

Cash flow (1)	628	250	151%	696	605	15%
Cash flow per share (basic)	0.02	0.01	0%	0.02	0.02	0%
Cash flow per share (diluted)	0.01	0.01	0%	0.02	0.01	0%

Net income (loss)	-1,608	-1,620	-1%	-3,281	-3,872	-15%
Basic ($/common share)	-0.04	-0.05	0%	-0.09	-0.12	0%
Diluted ($/common share)	-0.04	-0.05	0%	-0.09	-0.12	0%

Capital expenditures, net of
dispositions	2,641	124	2,030%	4,502	1,463	208%

Weighted average common shares outstanding (thousands)
Basic	36,493	35,648	2%	36,490	32,151	13%
Diluted	36,493	35,648	2%	36,490	32,151	13%

Debt, net of working capital				11,249	2,556	340%

Note:
(1)

“Cash flow” is a non-GAAP measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-GAAP Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended		Nine months ended
	September 30,		September 30,
(CA$ thousands)	2015	2014	2015	2014

Cash flows from (used in) operating activities	598	(509)	693	(454)
Change in operating working capital	30	759	3	1,059
Cash flow	628	250	696	605

Share Consolidation Amendment

DXI announces that it has amended the number of issued post-consolidation shares from 36,494,609, as reported on October 27, 2015, to 36,494,351. The amendment is due to a correction in a fractional rounding calculation.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,998 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dxienergy.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dxienergy.com